SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                              Peter G. Smith, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100
                          ----------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation ("WRRC"), Real Estate Equity Partners, L.P. ("REEP") and WRC-87A Corporation ("WRC-87A"). The title of the class of equity securities to which this Statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2. TENDER OFFER OF THE PURCHASER.

         This statement relates to an offer by West Putnam Housing Investors LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 394,000 of the outstanding Units at a purchase price of $6.50 per Unit (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated July 24, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser.

         The address of the Purchaser's principal executive offices is 599 W. Putnam Avenue, Greenwich, CT 06830.

ITEM 3. IDENTITY AND BACKGROUND.

         (a) The name and business address of the Partnership, which is the Person filing this Statement, are set forth in Item 1 above.

         (b) The Partnership is a limited partnership and has no executive officers or directors. WRRC, a Delaware corporation, WRC-87A, a Delaware corporation, and REEP, a Delaware limited partnership, are the general partners of the Partnership. (WRRC and WRC- 87A are together referred to as the "Affiliated General Partners," and the Affiliated General Partners and REEP are collectively referred to as the "General Partners.") Mr. Richard P. Richman owns approximately 50% of the equity interest in WRRC and is president and a director of that corporation. Mr. Robert H. Wilder, Jr. beneficially owns the remaining approximately 50% of the equity interest in WRRC and is executive vice president and a director of that corporation. WRC-87A is owned one-half by WRRC and one-half by Real Estate Equity Partners Inc. ("REEPI"), the corporate general partner of REEP. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A. REEP is an affiliate of Lehman Brothers Inc. ("Lehman").

         The Purchaser has indicated that it is a newly formed entity whose sole managing member is Mr. Richman. Approximately 75% of the equity interest in the Purchaser is owned by Mr. Richman and the remaining approximately 25% of the equity interest in the Purchaser is owned by Mr. Wilder. Mr. Richman and Mr. Wilder are collectively referred to as the "Purchaser Affiliates"). Since the commencement of operations of the Partnership, Wilder

Richman Management Corp. ("WRMC"), an affiliate of the Purchaser and the Affiliated General Partners, has provided property management services to the Carrollton Partnership (as defined below) and has been compensated therefor. WRC-87A is also a special limited partner of the operating partnerships in which the Partnership has invested. By reason of these relationships, the Affiliated General Partners have conflicts of interest in considering the Offer. In the case of WRC-87A, this conflict is limited to the interests of Messrs. Richman and Wilder in WRRC, which owns 50% of WRC-87A, since Lehman, which owns (through its interest in REEPI) half of the equity interest in WRC-87A, has no interest in the Purchaser or in the Offer.

         The Purchaser has indicated that it is making the Offer with a view towards realizing a profit for the benefit of the Purchaser Affiliates, which collectively own all of the equity interest in the Purchaser. Messrs. Richman and Wilder, who also control or share control over the Affiliated General
Partners, may be expected to realize a greater profit on the Purchaser's investment in the Units to the extent that the Purchaser is able to acquire the Units in the Offer at a lower price. It is in the interest of the Unit Holders desiring to sell their Units to receive the highest possible price for such Units available in the circumstances. This may result in a conflict between the fiduciary obligations of the Affiliated General Partners to act in the best interests of the holders of Units and the desire of the persons controlling the Affiliated General Partners to further their own economic interests.

         If the Offer is consummated, the Purchaser may own a substantial equity interest and voting power in the Partnership. Because of different financial, tax and other circumstances of affiliates of the Purchaser and the other Unit Holders, it may be in the interest the Purchaser to cause the liquidation of the Partnership, or the sale or refinancing of the assets in which the Partnership, through operating partnerships, is invested, at a time when such action is not in the best interest of the other Unit Holders, or vice versa. This could result in a conflict for the Affiliated General Partners in attempting to reconcile the interests of the Purchaser and its controlling persons with whom they are affiliated and the interests of the other Unit Holders.

         The Purchaser has stated that it will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, when admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Unit Holder, the Purchaser has indicated that it will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Unit Holders of the Purchaser and its managing member and designees as proxies with respect to the Units tendered by such Unit Holders and accepted for payment by the Purchaser. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions of the Unit Holders with respect to the Partnership. In general, the Purchaser has indicated that it will vote the Units owned by it in whatever manner it deems to be in its and the Purchaser Affiliates' best interests, which, because of their relationship with the Affiliated General Partners, also may be in the interest of the Affiliated General Partners, but may not be in the interest of other Unit Holders. This could (i) prevent non-tendering Unit Holders from taking action they desire but that the Purchaser opposes, and (ii) enable the Purchaser to take action desired but opposed by non-tendering Unit Holders. For purposes of the preceding sentence, the term "non-tendering Unit Holders" includes both those Unit Holders not all of whose Units were tendered by the Unit Holder in the Offer and those Unit Holders not all of whose Units were purchased by the Purchaser in the Offer because of proration. Under the Partnership's Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"), Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the General Partners) with respect to a variety of matters, including: removal of a General Partner and in certain circumstances election of new or successor General Partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement.

         The Purchaser has stated in its Offer to Purchase that it expects to pay for the Units it purchases pursuant to the Offer with funds provided by the Purchaser Affiliates as a capital contribution. It is possible, however, that in connection with its future financing activities, the Purchaser will pledge the Units as collateral for loans, or otherwise agree to terms which provide the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the Affiliated General Partners may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

         WRMC, an affiliate of the Purchaser, is the management agent for the Fieldpointe Complex owned by Carrollton X Associates Limited Partnership (the "Carrollton Partnership"), an operating partnership in which the Partnership is invested. The Carrollton Partnership paid or accrued fees for property management and other services provided by WRMC in the amounts of approximately $86,040, $83,958 and $82,012 for the years ended December 31, 1997, 1996 and
1995, respectively. WRMC was owed by the Carrollton Partnership accrued fees in the amount of $35,659 at March 31, 1998. In addition, at March 31, 1998, WRMC was owed by the Carrollton Partnership $166,000 for past years' operating advances.

         WRC-87A, a General Partner and an affiliate of the Purchaser, is entitled to an annual investor services fee, to the extent that such investor services are not provided by an independent third party. Investor services include maintenance of Partnership books and records and the preparation and distribution to Unit Holders of reports and other information. The Partnership and/or the operating partnerships of the Partnership paid or accrued fees for investor services provided by WRC-87A during 1997, 1996 and 1995 in the amounts of $65,873, $65,971 and $83,975, respectively, and in the amount of $15,468 during the three months ended March 31, 1998.

         LaMere Associates, Inc., an entity in which an affiliate of the Purchaser owns a 20% interest, receives premiums in connection with property, workers compensation, liability and umbrella insurance coverage provided to the Carrollton Partnership. The Carrollton Partnership incurred premiums in connection with such insurance coverage during 1997, 1996 and 1995 of $45,864, $47,303 and $49,104, respectively.

         As of March 31, 1998, the Carrollton Partnership owed its general partners and their affiliates $65,154 relating to prior years' advances.

         To the best knowledge of the  Partnership,  except as described in this
Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partners and their affiliates, on one hand, and the Purchaser, its managing member, and its other members or affiliates, on the other hand.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (a) This Statement relates to the recommendation by the Partnership with respect to the Offer. A letter to the Unit Holders communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

         (b) Because of the existing and potential future conflicts of interest described in Item 3 above and for the reasons set forth below, the Partnership and the General Partners are remaining neutral and making no recommendation as to whether Unit Holders should tender their Units in response to the Offer.

         In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including among other things the Partnership's most recent Annual Report and Quarterly Report as well as the considerations noted below.

         The Offer to Purchase for the Offer includes the Purchaser's estimate that the "Estimated Liquidation Value" of the Partnership's assets was approximately $12.55 per Unit, substantially higher than the Offer Price of $6.50 per Unit. While the basis for such estimate is not set forth in detail and Partnership is not commenting on the assumptions made in the Offer to Purchase, the Partnership believes that Estimated Liquidation Value is within a reasonable range of possible liquidation values that could be estimated at this time for the Purchaser's purposes in making the Offer.

         Accordingly, the Partnership does not believe that the Offer Price in the Offer necessarily reflects fully the underlying value of the Partnership's assets or the potential value that might be attributed to the Units under certain circumstances. However, Unit Holders whose individual investment goals or financial requirements lead them to consider selling Units for cash at this time may find that the Offer represents an opportunity to do so.

         The Partnership believes that there is no active trading market for the Units. The Partnership understands that within the past 12 months certain Units have been sold in private transactions at prices ranging from $1.00 to $3.50 per Unit (including certain transactions which have not yet been fully processed).

         The Partnership also understands that independent tender offers for Units, other than the Offer, have recently been made by other parties, including pending or recently completed offers, to purchase Units at prices of $3.50, $4.75 and $5.00 per Unit.

         The Partnership recommends that Unit Holders, if any, who do wish to sell Units for cash at this time make their own inquiry as to alternative transactions that may be available, including among others any pending tender offer and any offer that may be announced prior to the August 20 expiration of the Offer.

         The Partnership believes that Unit Holders should also review and carefully consider the Partnership's business and prospects, including factors that may affect its underlying investments in operating partnerships and such matters as cash flow from such partnerships and, potentially, possible future distributions to Unit Holders. In this connection, the Partnership notes that, consistent with previous discussions in the Partnership's quarterly and annual reports to Unit Holders, the local general partners of Columbia Associates (the "Columbia Partnership") (the operating partnership of the Westmont property in New York City in which the Partnership is invested) have had discussions with its current and alternative lenders with the goal of refinancing or restructuring the Columbia Partnership's current financing. Given the perceived strength of the New York rental market and increasingly favorable climate for refinancing, the local general partners of the Columbia Partnership believe there is a significant prospect that the current financing can be refinanced or restructured with a view to, among other things, reducing, or eliminating altogether, prohibitions on the distribution of cash flow or sale or refinancing proceeds. The Partnership believes that any such refinancing or restructuring, if it occurs at all, may be able to be completed within approximately the next six to twelve months. In the event of any such refinancing, the Columbia Partnership anticipates that the fees charged by its management firm will increase from approximately $80,000 per year (which fees are believed to be generally lower than comparable fees for similar services charged by other management firms) to approximately $200,000 per year (which fees are believed to be generally competitive with fees charged by other management firms for similar services). There can be no assurance that any such refinancing or restructuring will be completed.

         In view of, among other things, the current restrictions on distributions, no sale of the Westmont property has been pursued, and to the Partnership's knowledge no serious and specific offers to purchase the property have been received.

         The Partnership also believes that Unit Holders should be aware that, since the Offer seeks to purchase only some, and not all, of the Units, if any Unit Holders tender Units in the Offer, the Purchaser may purchase less than all of the Units tendered by each Unit Holder. Accordingly, each Unit Holder may continue to hold Units in the Partnership at a time when the Purchaser may hold a significant number of Units and may seek to vote those Units in a manner adverse to other Unitholders. The Offer applies to only approximately 40% (or less) of the outstanding Units. If more Units are tendered under the Offer, the Purchaser will only accept Units on a pro rata basis, meaning that Unit Holders who wish to sell all of their Units may not be able to do so. However, as stated by the Purchaser in the Offer to Purchase, if the Offer is consummated and the Purchaser is successful in acquiring a significant number of votes pursuant to the Offer, the Purchaser "will be in a position to significantly influence all voting decisions with respect to the Partnership." As a practical matter, if the Purchaser acquires a sizeable percentage, although less than a majority, of the Units, the Partnership may find it difficult or impossible to take action requiring a Unit Holder vote (such as liquidation or sale of substantially all of its assets) without the approval of the Purchaser.

         The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units. There will be certain tax consequences to individual Unit Holders as a result of accepting the Offer and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the Offer Price in the Offer.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Offer. The Purchaser, an affiliate of the Affiliated General Partners, has indicated that it has retained Shareholder Communications Corp. as information agent with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO
        SECURITIES.

         (a) No transactions in the Units have been effected during the past 60 days by the Partnership or any of the General Partners or, other than the Offer, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership.

         (b) To the knowledge of the Partnership, none of the General Partners and none of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership intends to tender pursuant to the Offer any Units beneficially owned by them.

         (c) To the knowledge of the Partnership, none of General Partners, and none of the executive officers, directors or affiliates of any of General Partners, is a beneficial owner of Units.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
        COMPANY.

         (a) The Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership (except for the potential effects of any possible refinancing of indebtedness of the Columbia Partnership as noted in Item 4(b) above).

         (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Form of letter to Unit Holders of the Partnership dated July 30, 1998.

         (b) None.

         (c) None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1998


                                  SECURED INCOME L.P.

                                     By:  Wilder Richman Resources Corporation
                                          General Partner


                                     By:  /s/ Richard P. Richman
                                          ----------------------
                                          Name:  Richard P. Richman
                                          Title: President

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------

(a)                 Form of letter to Unit  Holders from the  Partnership  dated
                    July 30, 1998.

                                                                     Exhibit (a)
Dear Unit Holder:

         As you may know, a tender offer to purchase Units of Secured Income L.P. (the "Partnership") has been announced by West Putnam Housing Investors LLC, a Delaware limited liability company and an affiliate of two of the three General Partners of the Partnership (the "Offer").

         The Partnership has filed with the Securities and Exchange Commission a statement on Schedule 14D-9 relating to the Offer. A copy of that Schedule 14D-9 is enclosed with this letter and should be carefully read by each Unit Holder.

         AS SET FORTH IN THE SCHEDULE 14D-9, THE PARTNERSHIP AND THE GENERAL PARTNERS OF THE PARTNERSHIP ARE MAKING NO RECOMMENDATION AS TO WHETHER UNIT HOLDERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

         In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information. Consideration that could affect your decision may include, but are by no means limited to, the following:

          o THE OFFER ESTIMATES THE "ESTIMATED LIQUIDATION VALUE" OF THE PARTNERSHIP'S ASSETS AT APPROXIMATELY $12.55 PER UNIT. THE PRICE OFFERED TO YOU IN THE OFFER IS $6.50 PER UNIT.

          o THE PARTNERSHIP UNDERSTANDS THAT TENDER OFFERS FOR UNITS OTHER THAN THE OFFER HAVE RECENTLY BEEN MADE BY OTHER PARTIES, INCLUDING A PENDING OFFER AT $5.00 PER UNIT, AND THAT WITHIN THE PAST 12 MONTHS UNITS HAVE BEEN SOLD IN PRIVATE TRANSACTIONS INCLUDING OTHER TENDER OFFERS AT PRICES RANGING UP TO $3.50 PER UNIT.

          o CONSISTENT WITH PREVIOUS DISCUSSIONS IN ANNUAL AND QUARTERLY REPORTS TO UNIT HOLDERS, IT IS POSSIBLE, BUT NOT CERTAIN, THAT EXISTING INDEBTEDNESS OF ONE OF THE PARTNERSHIP'S UNDERLYING OPERATING PARTNERSHIP INVESTMENTS MAY BE REFINANCED OR RESTRUCTURED, PERHAPS WITHIN THE NEXT SIX TO TWELVE MONTHS, IN A MANNER THAT COULD REDUCE, OR ELIMINATE ALTOGETHER, THE PROHIBITIONS ON POTENTIAL DISTRIBUTIONS OF CASH FLOW FROM THAT OPERATING PARTNERSHIP OR OTHERWISE HAVE IMPLICATIONS FOR THE PARTNERSHIP AND THE UNIT HOLDERS. THERE CAN BE NO ASSURANCE THAT ANY SUCH REFINANCING OR RESTRUCTURING WILL BE COMPLETED.

          o THE OFFER IS FOR ONLY 40% OR LESS OF THE UNITS, AND UNIT HOLDERS WHO TENDER IN THE OFFER MAY HAVE LESS THAN ALL OF THEIR TENDERED UNITS PURCHASED.

         The foregoing are only some of the considerations that may be relevant to Unit Holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9, which should be carefully read in its entirety.

         You should also bear in mind that no immediate decision by you is required. The Offer states that tenders of Units will be accepted until 12:00 midnight, New York Time, on August 20, 1998. All Unit Holders are advised to take the time to carefully consider the Offer and their alternatives.

                                Very truly yours,

                                SECURED INCOME L.P.

                                  By: Wilder Richman Resources Corporation,
                                      General Partner


                                      GINA SCOTTI
                                      Secretary



                                     - 10 -